Exhibit 21.1

List of Subsidiaries and VIEs of Planet Green Holdings Corp.

Subsidiaries	Place of Incorporation
Promising Prospect Limited	British Virgin Islands
Shine Chemical Co., Ltd.	Cayman Islands
Fast Approach Inc.	Canada
PinnacleTech HK Limited	Hong Kong
Bless Chemical Co., Ltd.	Hong Kong
Dingfeng Technology Xianning Co., Ltd.	PRC
Shanghai Shuning Advertising Co, Ltd.	PRC
Jingshan Sanhe Luckysky New Energy Technologies Co., Ltd.	PRC
Bulaisi Technology Co., Ltd.	PRC
Xining Bozhuang Tea Products Co., Ltd.	PRC
Hubei Shengsili Biotechnology Co., Ltd.	PRC
Hubei Taihe Biotechnology Co., Ltd.	PRC